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                                [Koor Letterhead]
                                                                       EXHIBIT A

                                                                18 January, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
---------------               Tel Aviv 65202          ---------------
                              ------------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,

          Re:  Immediate Report 6/2000
               Koor Industries Ltd. (Company No. 52-001414-3)
               ---------------------------------------------

Koor Industries Ltd (Hereinafter: "Koor"), hereby gives notice as follows:

Koor Industries Ltd (Hereinafter "the Company" or "Koor") announces that following the completion of the recommended cash offer for all the outstanding shares of different shareholders in Q Group PLC (Hereinafter: "Q Group"), of which Koor owns, through Koor Multimedia (a wholly owned subsidiary of Koor), approximately 23%, Koor is selling, for approximately 42 million NIS (before tax), its holdings in the Q Group.

Koor's expected capital gain from this sale (before tax) is approximately 30 million NIS.

Sincerely yours,



Adv. Shlomo Heller
Legal Counsel and Company Secretary